

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES GRANT OF STOCK OPTIONS

WINNIPEG, CANADA – November 25, 2015 – Medicure Inc. (the "Company") (TSXV:MPH, OTC:MCUJF) announces today that its Board of Directors has approved the grant of an aggregate of 168,000 stock options to certain employees and consultants of the Company pursuant to the Company's Stock Option Plan. These stock options are set to expire on the fifth anniversary of the date of grant. All of the stock options were issued at an exercise price of $3.90 per share. The stock options are subject to the approval of the TSX Venture Exchange.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit: http://medicure.mediaroom.com/alerts